FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2002

Acambis plc
(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________).

Enclosure:

Schedule 10-Notification of major interests in shares.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)	Name of company Acambis plc

2)	Name of shareholder having a major interest Barclays PLC

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18.
As above

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

The legal entities holding these shares are as follows:
The legal entities holding these shares are as follows:
Barclays Global Investors Australia 40,100 shares
Barclays Global Investors Japan Trust & Banking Company Limited 4849 shares
Barclays Life Assurance Company Limited 157,619 shares
Barclays Global Investors, N.A. 1,089,710 shares
Barclays Private Bank and Trust Ltd 1,403 shares
Barclays Nikko Global Investors Ltd 2,322 shares
Barclays Global Investors Ltd 2,800,197 shares

5)	Number of shares / amount of stock acquired Unknown

6)	Percentage of issued class Unknown

7)	Number of shares / amount of stock disposed N/A

8)	Percentage of issued class N/A

9)	Class of security Ordinary shares of 10p each

10)	Date of transaction Unknown

11)	Date company informed 6 December 2002

12)	Total holding following this notification 4,096,200

13)	Total percentage holding of issued class following this notification 4.15%

14)	Any additional information N/A

15)	Name of contact and telephone number for queries Lyndsay Wright, Director of Communications, tel: +44 (0) 1223 275 316

16)	Name and signature of authorised company official responsible for making this notification Lyndsay Wright

Date of notification
6 December 2002

     The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 December 2002	ACAMBIS PLC

	By:	/s/ Lyndsay Wright

Name: Lyndsay Wright Title: Director of Communications